Mail Stop 3561


								July 8, 2005


Mr. Theodore Botts
Chief Executive Officer and President
Stereo Vision Entertainment, Inc.
15452 Cabrieto Rd., Suite 204
Van Nuys, CA  91406

		RE:	Supplemental Response Filed May 11, 2005
			Form 10-KSB for Fiscal Year Ended June 30, 2004 Forms 10-QSB Fiscal Quarters Ended September 30,
2004,
			December 31, 2004 and March 31, 2005
			File No. 0-28553

Dear Mr. Botts:

	We have reviewed your response to our April 14, 2005 comment letter and have the following comments. As indicated below, where we ask for supplemental information from you please provide this information in writing. Where we ask for revisions to be made, please amend your filings as requested. Please be as detailed as necessary in your responses to these comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


**********************************

Form 10-KSB For Fiscal Year Ended June 30, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources

1. We reviewed the revisions you propose to make in response to comment 1 in our letter dated April 14, 2005. Please revise your proposed disclosure to specifically address your ability or inability to generate sufficient cash to support your operations for at least the twelve months following the date of the financial statements. This discussion should be updated as necessary on a quarterly basis.
Refer to Section 607.02 of the Codification of Financial Reporting
Releases.

Item 8A. Controls and Procedures

2. In your proposed revised disclosure, you state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to the Company required to be included in the Company`s periodic filings under the
Exchange Act." Please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

3. As previously requested, please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant" changes that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-B.

Financial Statements, page F-1

Note 7. Common Stock Transactions, page F-22

4. We have reviewed your response to comment 4 in our letter dated April 14, 2005. Please look over your proposed revised disclosure and further revise it to ensure that every issuance and cancellation of stock reflected in your Statement of Stockholders` Equity is fully
explained and that the amounts discussed in the note agree with the
amounts presented in the statement.  For example, you disclose that
you issued 4,000 (100,000 pre-split) shares of common stock valued at
$2.00 per share to Mr. Herky Williams on February 14, 2000;
however,
it appears per your Statement of Stockholders` Equity that you have
only recorded $100,000 of common stock and additional paid in capital
in connection with this issuance rather than $200,000.   In
addition,
the 4,000 shares issued on April 17, 2000 have not been explained in the proposed revision to Note 7. Nor have you explained the issuance of 48,000 shares in connection with the merger with Kestrel (reflected in your Statement of Stockholders` Equity as a debit of $112,066).

      Also, as previously requested, for each issuance of stock for services, please disclose the specific nature of the services received. For each issuance involving non-cash consideration, please revise to disclose how you valued the stock issued in each transaction. Please explain to us why multiple stock issuances on the same date would be valued significantly differently. Please be advised that stock issued for services and assets should be reflected in the financial statements at the fair value of the stock issued or the fair value of the assets or services received whichever is more readily determinable. In the absence of an active market for the stock issued, the fair values of the assets or services received may be more readily determinable. Please note that you may combine your discussion of separate issuances of equity securities during the same fiscal year only if they were issued for the same type of consideration and for the same amount per equity unit. Please refer to SFAS No. 7, paragraph 11 and footnote 9.

5. We reviewed your response regarding share cancellations of shares issued in prior periods. It appears that you recorded expense associated with these share issuances in the prior periods prior to the provision of the services for which the shares were issued.
If
the services had not been provided at that time, it appears that the amounts associated with the share issuances should have been recorded as prepaid expenses. The subsequent cancellation of the shares for non-performance of the related services would result in the prepaid, common stock and additional paid in capital accounts being adjusted for the cancelled shares based on the amounts originally recorded, with no resulting impact on your statements of operations. If these amounts are material, you should revise your financial statements accordingly. In any event, you should disclose the amounts originally recorded for the shares being cancelled and clearly explain the transactions.

Certifications of the Principal Executive and Principal Financial
Officers, Exhibits 31.1 and 31.2

6. We reviewed your proposed revised certification. Please note that you must provide the certifications of both your Principal Executive and Principal Financial Officers. If Mr. Botts holds both of these positions at the time the amendments of your periodic reports are filed, he may provide one certification (for each filing) provided he provides both titles under his signature. The certification may be stated in the singular if only one officer holds both positions, however, otherwise the wording used should be the exact wording specified in Item 601(b)(31) of Regulation S-B. For example, where you have changed the wording to use the company name in paragraphs other than paragraph 1., you should revise to use the words "the small business issuer" and where you have changed the wording in paragraph 4.d., you should revise to use the exact wording specified.
We also note you added the word "quarterly" to a number of paragraphs where such wording is not prescribed. Please revise.



Forms 10-QSB for Fiscal Quarters Ended September 30, 2004,
December
31, 2004 and March 31, 2005

7. Please amend the Forms 10-QSB to comply with the comments on the
Form 10-KSB, as applicable.


**********************************


	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that provides the requested supplemental information. If you disagree with any of our comments, please tell us why in your response. Please key your responses to the comments in our letter. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your response to our comments.

	If you have any questions regarding these comments, please direct them to Sondra Snyder at (202) 551-3332 or, in her absence, to
Robyn Manuel at (202) 551-3823 or the undersigned at (202) 551-
3843.
Any other questions regarding disclosure issues may be directed to H.
Christopher Owings at (202) 551-3725.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



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Mr. Theodore Botts
Stereo Vision Entertainment, Inc.
July 8, 2005
Page 1